Exhibit 99.1

Company Contact Information:	External Investor Relations Contacts:
Gil Efron, CFO	Ehud Helft / Kenny Green
Tel: +972 8 861 0000	Tel: 1 646 201 9246
investors@rrsat.com	info@gkir.com

For Immediate Release

RRSAT ACHIEVES RECORD REVENUES AND ADJUSTED NET INCOME IN SECOND QUARTER 2009

Revenues increase 18% yoy to $22.5 million; Adjusted net income up 15% yoy and 48% from prior quarter to $4.1 million; Board declares dividend per share of $0.17

RE’EM, Israel – August 3, 2009 – RRsat Global Communications Network Ltd. (NASDAQ: RRST), a rapidly growing provider of comprehensive content management and global distribution services to the television and radio broadcasting industries, today announced its financial results for the second quarter ended June 30, 2009.

Second Quarter 2009 Highlights
■	Gross profit increased 18% yoy reaching $7.3 million;
■	Operating income reaches $4.3 million; adjusted EBITDA reaches $5.7 million;
■	Net income reaches $3.0 million; Adjusted net income reaches record $4.1 million;
■	Introduces third quarter guidance, forecasts sequential growth with revenues of $23.8 - $24.4 million;
■	Reiterates annual 2009 revenue guidance of $95 - 100 million; and
■	Board of Directors declares cash dividend of $3 million, or $0.17 per ordinary share.

Second Quarter 2009 Results
Revenues for the second quarter of 2009 totaled $22.5 million, an increase of 18% compared to $19.1 million in the second quarter of 2008.

Gross profit for the second quarter of 2009 totaled $7.3 million, an increase of 18% compared to $6.2 million in the second quarter of 2008. Gross margins for the second quarter of 2009 totaled 32.5% compared to 32.4% in the second quarter of 2008.

Operating income for the second quarter of 2009 totaled $4.3 million, an increase of 20% compared to $3.6 million in the second quarter of 2008.

Net income on a GAAP basis, for the second quarter of 2009, was $3.0 million, compared to $3.3 million in the second quarter of 2008. Net income per diluted share on a GAAP basis was $0.17, compared to $0.19 in the first quarter of 2008.

Adjusted EBITDA for the second quarter of 2009 totaled $5.7 million, an increase of 25% compared to $4.6 million in the second quarter of 2008.

Adjusted net income for the second quarter of 2009 totaled $4.1 million, an increase of 15% compared to $3.6 million in the second quarter of 2008. Adjusted net income per diluted share, totaled $0.24 in the second quarter, compared to $0.20 in the second quarter of 2008.

Backlog of signed agreements: During the quarter, the increased demand for new services contributed to the commencement of a net 9 new contracts, however, the macroeconomic environment drew a shortening in weighted average contract terms from 36 months on March 31, 2009 to 33 months at the end of June. The shortening in average contract length was the primary reason for the decline in backlog to $170 million as of June 30, 2009, compared to $177.8 million as of March 31, 2009.

Cash, cash equivalents and marketable securities as at June 30, 2009 were $42.8 million, compared to $47.1 million as at March 31, 2009. During the quarter, the Company generated $2.8 million in operating cash flow, invested $1.7 million in capital expenditure, and paid out a dividend of $5.5 million in April 2009.

Dividend Distribution
On August 2, 2009, the Company’s Board of Directors declared a cash dividend in the amount of $0.17 per ordinary share, and in the aggregate amount of approximately $3 million.  The dividend will be payable on September 2, 2009 to all of the Company’s shareholders of record at the end of the trading day on the NASDAQ on August 18, 2009.  According to the Israeli tax law, the Company will withhold at source 20% of the dividend amount payable to each shareholder, subject to applicable exemptions.  The Company’s dividend policy is described in detail in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

David Rivel, founder and CEO of RRsat commented, “This was another strong quarter for RRsat, with a continued increase in revenues, solid profitability margins and growth in profit levels compared to last year, and this, despite the uncertain operating environment. During the quarter, we saw increased demand for new services, commencing a net nine new contracts. Furthermore, this trend gathered speed in July as we commenced a larger number of new contracts. The macroeconomic environment, however, drew a shortening in the average length of new contracts, resulting in a decline in our end quarter backlog of orders. We believe that this will not negatively impact our revenue growth in the coming years.”

“Our healthy backlog and contract commencement during the quarter, as well as during the month of July, grants us the comfort to reiterate our 2009 annual revenue forecast of $95 – $100 million, with third quarter revenues increasing sequentially to the range of $23.8 – $24.3 million,” concluded Mr. Rivel.

Conference Call Information
Conference call scheduled later today, August 3, 2009 at 9:00 am ET. On the call, Mr. David Rivel, Founder & CEO and Mr. Gil Efron, CFO will review and discuss the results and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1-888-407-2553	UK Dial-in Number: 0-800-917-5108
Israel Dial-in Number: 03-918-0610	International Dial-in Number: +972-3-918-0610
at: 9:00 am Eastern Time; 6:00 am Pacific Time; 2:00 pm UK Time; 4:00 pm Israel Time

A replay of the call will be available from the day after the call. A link to the replay will be accessible from RRsat’s website at: www.rrsat.com. In addition, a telephone replay will be available for two days following the call. To access the telephone replay dial one of the following numbers: 1 866 726 1002 (US) and +972 3 925 5939 (International).

Use of Non- GAAP Financial Measures
RRsat uses two financial measures, adjusted net income and adjusted EBITDA, which are non-GAAP financial measures. RRsat believes that both non-GAAP financial measures are principal indicators of the operating and financial performance of its business. Adjusted net income is calculated based on the net income in our financial statements excluding non-cash equity-based compensation charges recorded in accordance with SFAS 123R, the non-cash income (loss) reflecting changes in the fair value of embedded currency conversion derivatives resulting from the application of SFAS 133 and the resulting income tax (increase) decrease.

Adjusted EBITDA is calculated by deducting from net income interest and marketable securities income, currency fluctuation and other financial income (expenses), net, changes in fair value of embedded currency conversion derivatives, and other income (expenses), net, income tax expense and adding non-cash equity-based compensation charge, and depreciation and amortization. Management believes the non-GAAP financial measures (adjusted net income and adjusted EBITDA) provided are useful to investors’ understanding and assessment of RRsat’s on-going core operations and prospects for the future. Management uses these non-GAAP financial measures in order to evaluate the performance of the company. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. In addition, RRsat’s adjusted EBITDA may not be comparable to adjusted EBITDA as reported by other companies.

Reconciliations of the non-GAAP measures (adjusted net income and adjusted EBITDA) to net income, the most comparable GAAP measure, are provided in the schedules attached to this release.

About RRsat Global Communications Network Ltd.
RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat’s comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provide these services to more than 500 television and radio channels, covering more than 150 countries. Visit the company’s website www.RRsat.com for more information.

Safe Harbor Statement
This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRsat Global Internet TV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to report future successes and (vii) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2008 and our Current Reports on Form 6-K.

FINANCIAL TABLES FOLLOW

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations

In thousands, except share data

	Six months ended		Three months ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008

Revenues	$44,794	$36,964	$22,473	$19,125
Cost of revenues	29,941	25,292	15,174	12,919

Gross profit	14,853	11,672	7,299	6,206

Operating expenses
Sales and marketing	2,711	1,848	1,344	947
General and administrative	3,292	3,276	1,682	1,703

Total operating expenses	6,003	5,124	3,026	2,650

Operating income	8,850	6,548	4,273	3,556

Interest and marketable
securities income	275	803	26	426
Currency fluctuation and
other financing income, net	271	396	404	215
Changes in fair value of
embedded currency
conversion derivatives	(932)	(1,193)	(1,375)	(205)
Other income, net	25	12	3	12

Income before taxes on
income	8,489	6,566	3,331	4,004

Income taxes	(2,510)	(674)	(346)	(695)

Net income	$5,979	$5,892	$2,985	$3,309

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Six months ended		Three months ended
	Jun-30 2009	Jun-30 2008	Jun-30 2009	Jun-30 2008

Income per ordinary share

Basic income per ordinary
share	$0.35	$0.34	$0.17	$0.19

Diluted income per
ordinary share	$0.34	$0.34	$0.17	$0.19

Weighted average number
of ordinary shares used to
compute basic income per
ordinary share	17,306,783	17,286,762	17,306,783	17,286,762

Weighted average number
of ordinary shares used to
compute diluted income
per ordinary share	17,412,806	17,423,834	17,418,707	17,397,133

RRsat Global Communications Network Ltd, and its subsidiaries
Reconciliation of Adjusted Net Income and Adjusted EBITDA

in thousands except share data

	Six months ended		Three months ended
	Jun-30 2009	Jun-30 2008	Jun-30 2009	Jun-30 2008

Reconciliation of Net Income to Adjusted Net Income:
Net income - as reported	$5,979	$5,892	$2,985	$3,309

Non-cash equity-based compensation charge	208	207	104	103
Changes in fair value of embedded currency conversion
derivatives	932	1,193	1,375	205
Change in deferred tax on embedded derivatives	(242)	(322)	(357)	(55)

Adjusted net income	$6,877	$6,970	$4,107	$3,562

Adjusted net income per diluted ordinary share	$0.39	$0.40	$0.24	$0.20

Reconciliation of Net Income to Adjusted EBITDA:
Net income - as reported	$5,979	$5,892	$2,985	$3,309
Interest and marketable securities income	(275)	(803)	(26)	(426)

Currency fluctuation and other financial income, net	(271)	(396)	(404)	(215)

Changes in fair value of embedded currency conversion
derivatives	932	1,193	1,375	205
Other income, net	(25)	(12)	(3)	(12)
Income tax expense	2,510	674	346	695

Non-cash equity-based compensation charge	208	207	104	103
Depreciation and amortization	2,657	1,779	1,345	911

Adjusted EBITDA	$11,715	$8,534	$5,722	$4,570

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets

In thousands except share data

	June 30 2009	December 31 2008

Current assets
Cash and cash equivalents	$16,317	$34,749
Short term deposits	7,209	-
Marketable securities	5,493	6,102
Accounts receivable:
Trade (net of provision for doubtful accounts of $2,618
and $2,188 as of June 30, 2009 and December 31, 2008 respectively)	15,271	11,227
Other	560	417
Fair value of embedded currency conversion derivatives	1,744	2,234
Deferred taxes	946	552
Prepaid expenses	1,623	1,390

Total current assets	49,163	56,671

Deposits and long-term receivables	1,774	1,791

Marketable securities	13,784	5,743

Long term prepaid expenses	7,836	7,897

Assets held for employee severance payments	1,350	1,305

Fixed assets, at cost, less accumulated
depreciation and amortization	27,550	25,993

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1,376	1,353

Total assets	$106,567	$104,487

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Balance Sheets (cont'd)

In thousands except share data

	June 30 2009	December 31 2008

Liabilities and shareholders' equity
Current liabilities
Accounts payable:
Trade	$10,368	$8,709
Other	2,068	1,944
Fair value of embedded currency conversion derivatives	1,647	1,205
Related parties	42	25
Deferred income	4,627	5,440

Total current liabilities	18,752	17,323

Long - term liabilities
Deferred income	6,412	6,689
Liability in respect of employee severance payments	1,511	1,378
Deferred taxes	818	747

Total long - term liabilities	8,741	8,814

Total liabilities	27,493	26,137

Commitments, contingent liabilities and liens
Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of June 30, 2009 and December 31, 2008; 17,306,783
shares issued and fully paid as of June 30, 2009
and December 31, 2008)	40	40
Additional paid in capital	52,314	52,106
Retained earnings	26,750	26,309
Accumulated other comprehensive loss	(30)	(105)

Total shareholders' equity	$79,074	$78,350

Total liabilities and shareholders' equity	$106,567	$104,487

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008

Cash flows from operating activities
Net income	$5,979	$5,892	$2,985	$3,309
Adjustments required to reconcile net income
to net cash provided by operating activities
Depreciation and amortization	2,657	1,779	1,345	911
Provision for losses in account receivable	430	369	256	214
Deferred taxes	(349)	(367)	(345)	(76)
Discount accretion and premium amortization
of held- to- maturity securities, net	(90)	(385)	(137)	(148)
Discount accretion and premium amortization
of available- for- sale securities, net	56	(120)	145	(78)
Changes in liability for employee
severance payments, net	88	171	3	43
Capital gains on sale of fixed assets, net	(25)	(12)	(3)	(12)
Stock- based compensation	208	207	104	103
Changes in fair value of embedded
currency conversion derivatives	932	1,193	1,375	205
Profit from trading securities, net	(205)	(314)	(109)	(164)

Changes in assets and liabilities:

Decrease (increase) in account receivable - trade	(4,635)	1,330	(2,208)	(327)
Decrease (increase) in related parties, net	17	(28)	25	(6)
Decrease (increase) in account receivable - other	(143)	(326)	(673)	156
Decrease (increase) in prepaid expenses	(233)	(371)	(57)	858
Increase (decrease) in deposits
and long-term receivables	17	(504)	16	(82)
Increase in account payables	1,638	866	10	655
Increase (decrease) in deferred income	(1,090)	(540)	31	(347)

Net cash provided by operating activities	$5,252	$8,840	$2,763	$5,214

RRsat Global Communications Network Ltd. and its Subsidiaries
Consolidated Statements of Cash Flows

In thousands

	Six months ended		Three months ended
	June 30 2009	June 30 2008	June 30 2009	June 30 2008

Cash flows from investing activities
Investment in fixed assets	$(3,897)	$(8,024)	$(1,688)	$(6,070)
Investment in other assets	-	(20)	-	(10)
Investment in short term deposits	(7,209)	-	(3,300)	-
Payment in respect of acquisition
of activity	-	(3,425)	-	(3,425)
Investments in securities available- for- sale	(11,447)	(10,393)	(5,905)	(1,500)
Decrease in trading securities, net	68	1,811	18	1,378
Proceeds from securities available- for- sale	1,070	4,000	1,070	2,000
Proceeds from securities held to maturity	3,217	16,460	19	7,635
Proceeds from sale of fixed assets	52	17	1	17

Net cash provided by (used in) investing activities	$(18,146)	$426	$(9,785)	$25

Cash flows from financing activities
Dividend paid	$(5,538)	$(5,532)	$(5,538)	$(5,532)

Net cash used in financing activities	$(5,538)	$(5,532)	$(5,538)	$(5,532)

Increase (decrease) in
cash and cash equivalents	$(18,432)	$3,734	$(12,560)	$(293)

Balance of cash and cash equivalents
at beginning of period	34,749	28,409	28,877	32,436

Balance of cash and cash equivalents at
end of period	$16,317	$32,143	$16,317	$32,143

A. Non-cash transactions
Investment in fixed assets	$451	$77	$451	$77

Investment in intangible assets	$161	$-	$161	$-

B. Supplementary cash flow information
Income taxes paid	$2,911	$1,442	$1,326	$535